SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of March 2016

CGG

Tour Maine Montparnasse – 33 Avenue du Maine – BP 191 – 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Announces its 2015 Fourth Quarter & Full-Year Results

In difficult market conditions:

High Q4 multi-client sales

Solid 2015 EBITDA at $661m

Successful €350m capital increase

FY 2015: Positive Operating Income1 and solid EBITDAs1 driven by a strong Q4

•	Revenue at $2,101m

•	EBITDAs[1] at $661m driven, as expected, by a strong Q4 at $282m

•	Group Operating Income[1] at $19m

•	GGR: solid operational margin at 22.2% with resilient multi-client volumes and a strong cash prefunding rate of 102%

•	Contractual Data Acquisition: (25)% operating margin impacted by severe marine market conditions

•	Equipment: a 6% operating margin with low volumes

•	Net income at $(1,446)m after $(1,177)m impairment and non-recurring charges

•	Capex down 52% y-o-y, at $415m and Free Cash Flow[1] at $(9)m

•	Net debt at $2,500m corresponding to a leverage ratio at 3.8x

Transformation Plan: Implementation on track

Refinancing completed and successful capital increase

•	Transformation Plan on track: Marine fleet reduced to 8 vessels end-2015. Total reduction since 2013 year-end of (64)% in marine costs, (54)% in G&A expenses, Capex divided by two and departure of 3,700 employees

•	Successfully issued a $342m secured 2019 Term Loan to refinance 94% of HYB 2017 and Fugro Loan

•	Full reset of Financial Covenant and extension of French RCF to mid-2018

•	Successful completion of €350m rights offering leading to a year-end 2015 Group Liquidity at $791m, on a pro-forma basis

2016 Outlook: Focus on cash management in a still difficult environment

•	GGR to represent over 60% and Contractual Data Acquisition down to less than 15% of future Group revenue, with a fleet down to 5 vessels by end of Q1

•	2016 capex: Industrial at $100/125m and cash multi-client at $325m/$375m with prefunding rate above 70%

•	Year-end net debt targeted below $2.4bn

1Figures before Non-Recurring Charges related to the Transformation Plan

PARIS, France – March 3rd 2016 – CGG (ISIN: 0000120164 – NYSE: CGG), world leader in Geoscience, announced today its 2015 fourth quarter and full-year results.

Commenting on these results, Jean-Georges Malcor, CGG CEO, said:

“In a very difficult market environment, CGG has delivered a satisfactory level of EBITDAs in the fourth quarter of 2015, due to the strong performance of its multi-client library and the resilience of its Equipment segment.

In 2015, with a sustained level of EBITDAs at 661 million dollars and good discipline in Capex spending, free cash-flow generation improved significantly compared to 2014, underlining our consistent efforts to preserve cash throughout the year.

At the same time, the Group refinanced its debt and successfully completed a capital increase of 350 million euros in February 2016. This enables CGG to start 2016 with $791m liquidity on a pro-forma basis.

2016 will remain difficult with a very weak start of the year. In this context, the Group is resolutely implementing its Transformation Plan, particularly with the reduction in its fleet to 5 vessels by the end of the first quarter of 2016. Contractual Data Acquisition will gradually decline to less than 15% of Group revenue, while GGR will represent more than 60%. By implementing very rigorous cash management, we target a net debt of less than 2.4 billion dollars by the end of the year.

CGG is refocusing on its high-added value Geoscience businesses while reducing its exposure in its cash-burning activities. In the current, strongly deteriorated market conditions, I would like to emphasize the strong mobilization of all our employees to even better serve our clients and provide solutions to their new challenges, with the same standards of reliability and excellence.”

Fourth quarter 2015 results

•	Revenue at $589m, up 25% sequentially

•	Operating income, before Non-Recurring Charges (NRC), at $21.1m

•	EBITDAs at $281.6m, and positive Free Cash Flow before NRC at $52m

•	Following the strong deterioration in market conditions and our implementation of the new step in our Transformation Plan announced in November 2015, Non-Recurring Charges of $(187)m were booked in Q4 as restructuring costs, mainly related to redundancies

•	Net Income at $(256)m after NRC

Post-closing events

Successful completion of a €350m rights offering on February 5th 2016 related to the new step in our Transformation Plan. CGG capital is now made up of 708,260,768 shares.

Following the completion of the rights offering, effectiveness of the amendment and restatement of the US and French Revolving Credit signed on January 10th 2016.

Fourth Quarter 2015 Key Figures

Before Non-Recurring Charges (NRC)

In million $	Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015
Group Revenue	906	470	589
Group EBITDAs	402	122	282
Group EBITDAs margin	44.4%	26.0%	47.8%
Operating Income	111	4	21
Opinc margin	12.2%	0.9%	3.6%
Net Financial Costs	(40)	(50)	(90)
Total Income Taxes	(53)	(72)	5
Non-recurring charges (NRC)	(643)	(967)	(187)
Net Income	(667)	(1,074)	(256)
Cash Flow from Operations before NRC	382	145	167
Cash Flow from Operations after NRC	347	120	118
Free Cash Flow before NRC	187	22	52
Free Cash Flow after NRC	152	(3)	3
Net Debt	2,420	2,538	2,500
Capital Employed	5,166	4,134	3,858

Full-Year 2015 Key Figures

Before Non-Recurring Charges (NRC)

In million $	FY 2014	FY 2015
Group Revenue	3,095	2,101
Group EBITDAs	994	661
Group EBITDAs margin	32.1%	31.4%
Operating Income	242	19
Opinc margin	7.8%	0.9%
Net Financial Costs	(244)	(233)
Total Income Taxes	(124)	(77)
Non-recurring charges (NRC)	(939)	(1,177)
Net Income	(1,147)	(1,446)
Cash Flow from Operations before NRC	925	529
Cash Flow from Operations after NRC	864	408
Free Cash Flow before NRC	(76)	(9)
Free Cash Flow after NRC	(137)	(130)
Net Debt	2,420	2,500
Capital Employed	5,166	3,858

Fourth Quarter 2015 Financial Results by Operating Segment and before non-recurring charges

Equipment

Equipment	Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	Variation Year-on- year	Variation Quarter- to- quarter
In million $
Total Revenue	219	103	103	(53)%	0%
External Revenue	209	96	94	(55)%	(1)%
Internal Revenue	10	7	9	(17)%	16%

EBITDAs	67	15	11	(84)%	(31)%
Margin	30.4%	15.0%	10.4%	NA	(460	)bps

Operating Income	55	5	0	(100)%	(98)%
Margin	25.3%	4.8%	0.1%	NA	(470	)bps

Capital Employed (in billion $)	0.7	0.7	0.6	NA	NA

Equipment Total Revenue was $103 million, down 53% year-on-year and stable sequentially. The level of Q4 sales was similar to the previous quarter as the usual seasonal rebound did not take place this year. Land and marine equipment sales were still impacted by low volumes in a still difficult market. Marine equipment sales represented 26% of total sales, compared to 29% in the third quarter of 2015. Internal sales are nearly stable sequentially, representing 8% of total sales this quarter compared to 7% in the third quarter of 2015. External sales were $94 million, slightly down compared to $96 million in the third quarter of 2015.

Equipment EBITDAs was $11 million, a margin of 10.4%.

Equipment Operating Income was at equilibrium, due to an unfavorable product mix with a low electronic content.

Equipment Capital Employed was $0.6 billion at the end of December 2015.

Contractual Data Acquisition

*Restated under the new reporting format announced on November 5th 2015

Contractual Data Acquisition	Fourth Quarter 2014*	Third Quarter 2015	Fourth Quarter 2015	Variation Year-on- year	Variation Quarter- to- quarter
In million $
Total Revenue	210	152	114	(45)%	(25)%
External Revenue	208	147	110	(47)%	(25)%
Internal Revenue	2	5	4	178%	(13)%
Total Marine Acquisition	171	110	70	(59)%	(36)%
Total Land and Multi-Physics Acquisition	39	42	44	13%	6%

EBITDAs	3	11	(29)	NA	(376)%
Margin	1.4%	6.9%	(25.3)%	NA	NA

Operating Income	(48)	(24)	(53)	(9)%	(122)%
Margin	(23.1)%	(15.6)%	(46.0)%	NA	NA

Equity from Investments	(39)	11	(5)	86%	(149)%

Capital Employed (in billion $)	1.2	0.8	0.7	NA	NA

Contractual Data Acquisition Total Revenue was $114 million, down 45% year-on-year and 25% sequentially.

•	Contractual Marine Acquisition revenue was $70 million, down 59% year-on-year and 36% sequentially. Our vessel availability rate was 92%. This compares to a 84% availability rate in the third quarter of 2015 and a 87% rate in the fourth quarter of 2014. Our vessel production rate was 89%. This compares to a 92% production rate both in the third quarter of 2015 and the fourth quarter of 2014.

•	Land and Multi-Physics Acquisition revenue was $44 million, up 13% year-on-year and 6% sequentially.

Contractual Data Acquisition EBITDAs was $(29) million, a margin of (25.3)%.

Contractual Data Acquisition Operating Income was $(53) million. Land and Multi-physics broke even this quarter and Marine continued to suffer from a very difficult market. Cost-cutting efforts were partially able to compensate for falling prices.

The contribution from Investments in Equity was $(5) million and can be mainly explained by the negative contribution from the Seabed Geosolutions and Argas JVs.

Contractual Data Acquisition Capital Employed was $0.7 billion at the end of December 2015.

Geology, Geophysics & Reservoir (GGR)

*Restated under the new reporting format announced on November 5th 2015

GGR	Fourth Quarter 2014*	Third Quarter 2015	Fourth Quarter 2015	Variation Year-on- year		Variation Quarter- to- quarter
In million $
Total Revenue	489	227	385	(21)%		70%
Multi-Client	299	84	243	(19)%		190%
Pre-funding	225	57	108	(52)%		91%
After-Sales	74	27	135	82%		394%
Subsurface Imaging & Reservoir	191	143	142	(26)%		(1)%

EBITDAs	365	113	312	(15)%		177%
Margin	74.6%	49.8%	81.1%	650	bps	NA

Operating Income	140	47	101	(27)%		118%
Margin	28.5%	20.5%	26.3%	(220	)bps	580	bps

Equity from Investments	(3)	0	(0.3)	NA		NA

Capital Employed (in billion $)	3.5	2.6	2.5	NA		NA

GGR Total Revenue was $385 million, down 21% year-on-year and up 70% sequentially.

•	Multi-client revenue was $243 million, down 19% year-on-year and up 190% sequentially. 27% of the fleet was dedicated to multi-client programs compared to 36% in Q4 2014 and 33% in Q3 2015.

•	Prefunding revenue was $108 million, down 52% year-on-year and up 91% sequentially. Multi-client cash capex was at $66 million, down 35% year-on-year and 3% sequentially. The cash prefunding rate was at 164% versus 83% in Q3 2015 and 222% in Q4 2014.

•	After-sales revenue was $135 million, up 82% year-on-year and 394% sequentially.

•	Subsurface Imaging & Reservoir revenue was $142 million, down 26% year-on-year and 1% sequentially. Some delays in Capex spending were still impacting Subsurface Imaging and Reservoir revenues. However GeoSoftware and GeoConsulting benefited from the usual year-end catch up.

GGR EBITDAs was $312 million, a 81.1% margin.

GGR Operating Income was $101 million, a 26.3% margin. The multi-client depreciation rate totaled 62%, leading – after the sale of the Canadian Library completed by October-end 2015 – to a library Net Book Value of $927 million at the end of December, split 12% onshore and 88% offshore.

GGR Capital Employed was $2.5 billion at the end of December 2015.

Non-Operated Resources

*Restated under the new reporting format announced on November 5th 2015

Non-Operated Resources	Fourth Quarter 2014*	Third Quarter 2015	Fourth Quarter 2015	Variation Year-on- year	Variation Quarter- to- quarter
In million $
EBITDAs	0	0	0	NA	NA

Operating Income	(4)	(5)	(14)	(233)%	(211)%

Capital Employed (in billion $)	(0.2)	0.0	0.1	NA	NA

The Non-Operated Resources Segment comprises the costs relating to non-operated Marine assets as well as transformation costs. The capital employed for this segment includes the non-operated Marine assets and the provisions relating to the Group Transformation Plan.

Non-Operated Resources EBITDAs was nil.

Non-Operated Resources Operating Income was $(14) million. The gradual cold-stacking of vessels is negatively impacting the contribution of this segment.

Non-Operated Resources Capital Employed was close to nil at the end of December 2015, the book value of non-operated assets being largely balanced out by the provisions relating to the Transformation Plan.

Fourth Quarter 2015 Financial Results

Group Total Revenue was $589 million, down 35% year-on-year and up 25% sequentially. The respective contributions from the Group’s businesses were 16% from Equipment, 19% from Contractual Data Acquisition and 65% from GGR.

Group EBITDAs was $282 million, a margin of 47.8%. After NRC, Group EBITDAs was $111 million.

Group Operating Income was $21 million, a margin of 3.6%. After NRC, Group Operating Income was $(166) million.

Equity from Investments contribution was $(6) million and can be mainly explained by the negative contribution this quarter from the Seabed Geosolutions and Argas JVs.

Total non-recurring charges were $187 million:

•	$171m of other restructuring costs, mainly related to redundancies

•	$16m of asset impairments

Net financial costs were $90 million:

•	Cost of debt was $45 million. The total amount of interest paid during the quarter was $52 million

•	Other financial items were a negative contribution of $45 million, mainly due to the depreciation of our financial stake in Geokinetics

Total Income Taxes were positive at $5 million.

Group Net Income was $(256) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(259) million / €(239) million. EPS was negative at $(1.46) / €(1.35).

Cash Flow

Cash Flow from operations was at $167 million compared to $382 million for the fourth quarter of 2014. After NRC, the cash flow from operations was $118 million.

Global Capex was $96 million, down 39% year-on-year and up 1% sequentially.

•	Industrial capex was $17 million, down 59% year-on-year and 24% sequentially

•	Research & Development capex was $13 million, down 11% year-on-year and up 61% sequentially

•	Multi-client cash capex was $66 million, down 35% year-on-year and 3% sequentially

After the payment of interest expenses and Capex and before Non-Recurring Charges, free cash flow was positive at $52 million compared to $187 million for the fourth quarter of 2014. After NRC, Free Cash Flow was positive at $3 million.

Comparison of Fourth Quarter 2015 with Third Quarter 2015 and Fourth Quarter 2014

Consolidated Income Statements	Fourth Quarter 2014*	Third Quarter 2015	Fourth Quarter 2015	Variation Year-on- year	Variation Quarter- to- quarter
In Million $
Exchange rate euro/dollar	1.25	1.11	1.09	NA	NA
Operating Revenue	906	470	589	(35)%	25%
Equipment	219	103	103	(53)%	0%
Contractual Data Acquisition	210	152	114	(45)%	(25)%
GGR	489	227	385	(21)%	70%
Elimination	(12)	(12)	(13)	(7)%	(7)%

Gross Margin	197	66	90	(54)%	37%

EBITDAs before NRC	402	122	282	(30)%	131%
Equipment	67	15	11	(84)%	(31)%
Contractual Data Acquisition	3	11	(29)	NA	(376)%
GGR	365	113	312	(15)%	177%
Corporate	(21)	(9)	(12)	45%	(23)%
Eliminations	(11)	(8)	(0.4)	96%	95%
NRC before impairment	(113)	(15)	(171)	(51)%	NA

Operating Income before NRC	111	4	21	(81)%	391%
Equipment	55	5	0	(100)%	(98)%
Contractual Data Acquisition	(48)	(24)	(53)	(9)%	(121)%
GGR	140	47	101	(27)%	118%
Non-Operated Resources	(4)	(5)	(14)	(233)%	(211)%
Corporate	(22)	(10)	(12)	47%	(21)%
Eliminations	(9)	(9)	(1)	84%	84%
NRC	(643)	(967)	(187)	71%	81%
Operating Income after NRC	(532)	(963)	(166)	69%	83%

Net Financial Costs	(40)	(50)	(90)	(128)%	(81)%
Income Taxes	(51)	(72)	5	109%	107%
Deferred Tax on Currency Translation	(3)	(1)	0	108%	133%

Equity from Investments	(42)	11	(5.6)	87%	(152)%
Contractual Data Acquisition	(39)	11	(5.3)	86%	(149)%
GGR	(3)	0	(0.3)	90%	NA

Net Income	(667)	(1,074)	(256)	61%	76%
Shareholder’s Net Income	(669)	(1,074)	(259)	61%	76%
Earnings per share in $	(3.78)	(6.07)	(1.46)	61%	76%
Earnings per share in €	(2.88)	(5.41)	(1.35)	53%	75%

*Restated under the new reporting format announced on November 5th 2015

Cash Flow Statements	Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	Variation Year-on- year	Variation Quarter- to- quarter
In Million $
EBITDAs before NRC	402	122	282	(30)%	131%
Net tax paid	10	(7)	(2)	(115)%	79%
Change in Working Capital	(13)	50	(78)	(489)%	(258)%
Other items	(17)	(20)	(35)	(106)%	(75)%

Cash Flow provided by operating activities	382	145	167	(56)%	16%
Paid Cost of Debt	(55)	(26)	(52)	5%	(103)%
Capex (including change in fixed assets payables)	(144)	(98)	(99)	(31)%	1%
Industrial	(29)	(22)	(20)	(28)%	(8)%
R&D	(14)	(8)	(13)	(11)%	61%
Multi-Clients (Cash)	(101)	(68)	(66)	(35)%	(3)%
Marine MC	(83)	(57)	(62)	(26)%	9%
Land MC	(18)	(11)	(4)	(78)%	(61)%
Proceeds from disposals of assets	4	1	36	NA	NA

Free Cash Flow before Cash NRC	187	22	52	(72)%	139%
Cash NRC net of asset monetization	(35)	(25)	(49)	(41)%	(97)%
Free Cash Flow after Cash NRC	152	(3)	3	(98)%	205%

Non Cash Cost of Debt and Other Financial Items	10	(19)	6	(39)%	130%
Specific items	(36)	(11)	(4)	89%	64%
FX Impact	34	(9)	33	(2)%	457%
Change of Net Debt	160	(42)	38	(76)%	189%

Net debt	2,420	2,538	2,500	3%	(2)%

Full-Year 2015 Financial Results

Group Total Revenue was $2.101 billion, down 32% compared to 2014 due to weakening market conditions and perimeter effects. The respective contributions from the Group’s businesses were 19% from Equipment, 28% from Contractual Data Acquisition and 53% from GGR.

Group EBITDAs was $661 million, down 34% and representing a 31.4% margin. After NRC, Group EBITDAs was $453 million.

Group Operating Income was $19 million, a margin of 0.9%. After NRC, Group Operating Income was $(1,158) million. Market conditions deteriorated over the year with a slowdown in client Capex spending and a continued postponement of projects.

•	The Operating Income margin for Equipment was at 5.9%. The Equipment segment showed some resilience to the market downturn and lower volumes, notably increasing its market-share. This was due to very efficient cost management and manufacturing flexibility.

•	The Operating Income margin for Contractual Data Acquisition was at (25.3)% (excluding NRC), despite a high production rate at 92% and a good operational performance. The financial performance of our Contractual Data Acquisition segment was impacted by very difficult pricing conditions in marine and a lower vessel availability rate at 83% compared to 92% in 2014.

•	The Operating Income margin for GGR was at 22.2% with a solid performance shared by all the businesses. Multi-Client activity reached $546 million with a cash prefunding rate of 102%. Offshore multi-client sales were split between 25% in the Gulf of Mexico, 25% in the North Sea, 20% in Brazil, and 30% in the rest of the world. The multi-client depreciation rate totaled 60%, leading to a Net Book Value of $927 million at the end of December. Subsurface Imaging delivered a good performance, particularly in North America, despite some delays in clients’ Capex spending.

Equity from Investments contribution was $21 million and can be mainly explained by the positive contributions this year from the Seabed Geosolutions and Argas JVs.

Total non-recurring charges were $1,177 million including:

•	$804m goodwill impairment

•	$208m of other restructuring costs, mainly related to redundancies

•	$165m of asset impairments, mainly vessel-related

Net financial costs were $233 million:

•	Cost of debt was $179 million. The total amount of interest paid was $154 million

•	Other financial items showed a loss of $54 million, mainly due to the depreciation of our financial stake in Geokinetics

Total Income Taxes were $77 million, including $48m depreciation of our French deferred tax assets on past losses.

Group Net Income was $(1,446) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(1,450) million / €(1,302) million. EPS was negative at $(8.19) / €(7.35).

Cash Flow

Cash Flow from operations was $529 million before NRC and $408 million after NRC.

Global Capex was $415 million, down 52% year-on-year.

•	Industrial capex was $89 million, down 60% year-on-year

•	Research & Development capex was $41 million, down 27% year-on-year

•	Multi-client cash capex was $285 million, down 51% year-on-year

After the payment of interest expenses and Capex and before Non-Recurring Charges, free cash flow was negative at $(9) million compared to $(76) million for the year of 2014. After NRC, Free Cash Flow was negative at $(130) million.

Balance Sheet

Net Debt to Equity Ratio:

Group gross debt was $2.885 billion at the end of December 2015. Available cash was $385 million and Group net debt was $2.500 billion.

Net debt to shareholders equity ratio, at the end of December 2015, was 191% compared to 90%, at the end of December 2014.

The Group’s liquidity, corresponding to the sum of the cash balance and the undrawn portion of the revolving credit facilities, amounted to $421m at the end of December 2015.

At December-end 2015 Net Debt/EBITDAs ratio was at 3.8x.

Full-Year 2015 Comparisons with Full-Year 2014

Consolidated Income Statements	FY 2014*	FY 2015	Variation Year-on- year
In Million $
Exchange rate euro/dollar	1.33	1.11	NA
Operating Revenue	3,095	2,101	(32)%
Equipment	802	437	(45)%
Contractual Data Acquisition	1,057	616	(42)%
GGR	1,384	1,108	(20)%
Elimination	(148)	(60)	60%

Gross Margin	586	285	(51)%

EBITDAs before NRC	994	661	(34)%
Equipment	210	68	(68)%
Contractual Data Acquisition	95	(24)	(125)%
GGR	851	681	(20)%
Corporate	(66)	(38)	42%
Eliminations	(96)	(26)	73%
NRC before impairment	(218)	(208)	5%

Operating Income before NRC	242	19	(92)%
Equipment	164	26	(84)%
Contractual Data Acquisition	(67)	(156)	(131)%
GGR	328	246	(25)%
Non-Operated Resources	(17)	(28)	(66)%
Corporate	(66)	(39)	42%
Eliminations	(100)	(30)	70%
NRC	(939)	(1,177)	(25)%
Operating Income after NRC	(698)	(1,158)	(66)%

Net Financial Costs	(244)	(233)	4%
Income Taxes	(108)	(75)	30%
Deferred Tax on Currency Translation	(16)	(2)	90%

Equity from Investments	(82)	21.4	126%
Contractual Data Acquisition	(76)	21.7	129%
GGR	(6)	(0.3)	95%

Net Income	(1,147)	(1,446)	(26)%
Shareholder’s Net Income	(1,154)	(1,450)	(26)%
Earnings per share in $	(6.52)	(8.19)	(26)%
Earnings per share in €	(4.89)	(7.35)	(50)%

*Restated under the new reporting format announced on November 5th 2015

Cash Flow Statements	FY 2014	FY 2015	Variation Year-on- year
In Million $
EBITDAs before NRC	994	661	(34)%
Net tax paid	(23)	(19)	16%
Change in Working Capital	(30)	(44)	(48)%
Other items	(16)	(69)	(330)%
Cash Flow provided by operating activities	925	529	(43)%

Paid Cost of Debt	(144)	(154)	(7)%
Capex (including change in fixed assets payables)	(865)	(430)	(50)%
Industrial	(225)	(104)	(54)%
R&D	(57)	(41)	(27)%
Multi-Clients (Cash)	(583)	(285)	(51)%
Marine MC	(521)	(258)	(50)%
Land MC	(62)	(27)	(57)%
Proceeds from disposals of assets	8	46	492%

Free Cash Flow before Cash NRC	(76)	(9)	88%
Cash NRC net of asset monetization	(61)	(121)	(98)%
Free Cash Flow after Cash NRC	(137)	(130)	5%

Non Cash Cost of Debt and Other Financial Items	(56)	(8)	85%
Specific items	(93)	(43)	53%
Refinancing cash costs	(69)	0	100%
FX Impact	153	101	(34)%
Change of Net Debt	(202)	(80)	60%

Net debt	2,420	2,500	3%

Other information

•	Q4 and Full-year 2015 consolidated financial statements were approved by the Board on March 2, 2016. As of today, the audit procedures of the financial statements were carried out and the auditors’ report will be issued in connection with the filing of the 20-F with the SEC.

•	On March 2, 2016, CGG received notice from the New York Stock Exchange, Inc. (NYSE) that it is no longer in compliance with the NYSE’s continued listing standards because the average per share closing price of CGG’s American Depositary Shares (ADS) for the consecutive 30 trading-day period ending on March 1, 2016 was below the NYSE’s price requirement of $1.00 per security.

The company intends to notify the NYSE of its intention to cure the deficiency within the prescribed time frame of six months from receipt of the NYSE notice on March 2, 2016. The company’s ADSs will continue to be listed and traded on the NYSE, subject to compliance with the other NYSE continued listing standards and oversight by the NYSE. The NYSE notification does not affect the company’s business operations or its legal and regulatory reporting requirements.

Q4 & FY 2015 Conference call

An English language analysts’ conference call is scheduled today at 9:00 am (Paris time) – 8:00 am (London time)

To follow this conference, please access the live webcast:

From your computer at:	www.cgg.com

A replay of the conference will be available via webcast on the CGG website at: www.cgg.com.

For analysts, please dial the following numbers 5 to 10 minutes prior to the scheduled start time:

France call-in UK call-in Access code	+33(0)1 76 77 22 24 +44(0)20 3427 1919 1077424

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business segments of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 7,000 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Amounts in millions of U.S.$, unless indicated	December 31, 2015	December 31, 2014
ASSETS
Cash and cash equivalents	385.3	359.1
Trade accounts and notes receivable, net	812.5	942.5
Inventories and work-in-progress, net	329.3	417.3
Income tax assets	91.2	145.9
Other current assets, net	119.2	126.5
Assets held for sale, net	34.4	38.3
Total current assets	1,771.9	2,029.6
Deferred tax assets	52.2	98.2
Investments and other financial assets, net	87.6	141.8
Investments in companies under equity method	200.7	137.7
Property, plant and equipment, net	885.2	1,238.2
Intangible assets, net	1,286.7	1,373.8
Goodwill, net	1,228.7	2,041.7
Total non-current assets	3,741.1	5,031.4
TOTAL ASSETS	5,513.0	7,061.0
LIABILITIES AND EQUITY
Bank overdrafts	0.7	2.9
Current portion of financial debt	96.5	75.7
Trade accounts and notes payables	267.8	444.2
Accrued payroll costs	169.2	222.5
Income taxes payable	47.0	72.2
Advance billings to customers	56.0	54.4
Provisions – current portion	219.5	106.0
Other current liabilities	198.6	231.8
Total current liabilities	1,055.3	1,209.7
Deferred tax liabilities	136.3	153.8
Provisions – non-current portion	155.9	220.3
Financial debt	2,787.6	2,700.3
Other non-current liabilities	19.5	30.7
Total non-current liabilities	3,099.3	3,105.1
Common stock: 278,953,971 shares authorized and 177,065,192 shares with a €0.40 nominal value issued and outstanding at December 31, 2015	92.8	92.8
Additional paid-in capital	1,410.0	3,180.4
Retained earnings	1,181.7	562.0
Other Reserves	138.0	64.7
Treasury shares	(20.6)	(20.6)
Net income (loss) for the period attributable to owners of CGG SA	(1,450.2)	(1,154.4)
Cumulative income and expense recognized directly in equity	(0.6)	(7.6)
Cumulative translation adjustment	(38.9)	(24.3)
Equity attributable to owners of CGG SA	1,312.2	2,693.0
Non-controlling interest	46.2	53.2
Total equity	1,358.4	2,746.2
TOTAL LIABILITIES AND EQUITY	5,513.0	7,061.0

CONSOLIDATED STATEMENTS OF OPERATIONS

	December 31,
Amounts in millions of U.S.$, except per share data or unless indicated	2015	2014
Operating revenues	2,100.9	3,095.4
Other income from ordinary activities	1.4	1.5
Total income from ordinary activities	2,102.3	3,096.9
Cost of operations	(1,817.2)	(2,510.8)
Gross profit	285.1	586.1
Research and development expenses, net	(68.7)	(101.2)
Marketing and selling expenses	(87.2)	(113.9)
General and administrative expenses	(98.5)	(146.6)
Other revenues (expenses), net	(1,188.3)	(921.9)
Operating income	(1,157.6)	(697.5)
Expenses related to financial debt	(180.2)	(202.3)
Income provided by cash and cash equivalents	1.7	1.7
Cost of financial debt, net	(178.5)	(200.6)
Other financial income (loss)	(54.5)	(43.0)
Income (loss) of consolidated companies before income taxes	(1,390.6)	(941.1)
Deferred taxes on currency translation	(1.6)	(15.9)
Other income taxes	(75.4)	(107.9)
Total income taxes	(77.0)	(123.8)
Net income (loss) from consolidated companies	(1,467.6)	(1,064.9)
Share of income (loss) in companies accounted for under equity method	21.4	(81.7)
Net income (loss)	(1,446.2)	(1,146.6)
Attributable to :
Owners of CGG SA	$(1,450.2)	(1,154.4)
Owners of CGG SA (1)	€(1,302.0)	(866.1)
Non-controlling interests	$4.0	7.8

Weighted average number of shares outstanding	177,065,192	176,985,293
Dilutive potential shares from stock-options	(2)	(2)
Dilutive potential shares from performance share plans	(2)	(2)
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	177,065,192	176,985,293
Net income (loss) per share
Basic	$(8.19)	(6.52)
Basic (1)	€(7.35)	(4.89)
Diluted	$(8.19)	(6.52)
Diluted (1)	€(7.35)	(4.89)

(1)	Converted at the average exchange rate of US$ 1.1138 and US$ 1.3328 per € for the periods ended December 31, 2015 and 2014, respectively.
(2)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended December 31,
Amounts in millions of U.S.$, except per share data or unless indicated	2015	2014
Operating revenues	589.0	906.2
Other income from ordinary activities	0.3	0.3
Total income from ordinary activities	589.3	906.5
Cost of operations	(499.1)	(709.9)
Gross profit	90.2	196.6
Research and development expenses, net	(4.3)	(23.3)
Marketing and selling expenses	(22.2)	(27.5)
General and administrative expenses	(25.1)	(32.7)
Other revenues (expenses), net	(204.2)	(645.5)
Operating income	(165.6)	(532.4)
Expenses related to financial debt	(45.4)	(46.2)
Income provided by cash and cash equivalents	0.3	0.4
Cost of financial debt, net	(45.1)	(45.8)
Other financial income (loss)	(45.0)	6.2
Income (loss) of consolidated companies before income taxes	(255.7)	(572.0)
Deferred taxes on currency translation	0.2	(2.6)
Other income taxes	4.7	(50.6)
Total income taxes	4.9	(53.2)
Net income (loss) from consolidated companies	(250.8)	(625.2)
Share of income (loss) in companies accounted for under equity method	(5.6)	(41.8)
Net income (loss)	(256.4)	(667.0)
Attributable to :
Owners of CGG SA	$(258.8)	(669.4)
Owners of CGG SA (1)	€(239.3)	(510.0)
Non-controlling interests	$2.4	2.4

Weighted average number of shares outstanding	177,065,192	177,065,192
Dilutive potential shares from stock-options	(2)	(2)
Dilutive potential shares from performance share plans	(2)	(2)
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	177,065,192	177,065,192
Net income (loss) per share
Basic	$(1.46)	(3.78)
Basic (1)	€(1.35)	(2.88)
Diluted	$(1.46)	(3.78)
Diluted (1)	€(1.35)	(2.88)

(1)	Corresponding to the full year amount in euros less the nine months amount in euros.
(2)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

ANALYSIS BY SEGMENT

	December 31,
	2015						2014 (restated)
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total
Revenues from unaffiliated customers	593.2	—	1,107.6	400.1	—	2,100.9	1,024.7	—	1,383.5	687.2	—	3,095.4
Inter-segment revenues	22.3	—	—	37.2	(59.5)	—	32.2	—	—	114.7	(146.9)	—
Operating revenues	615.5	—	1,107.6	437.3	(59.5)	2,100.9	1,056.9	—	1,383.5	801.9	(146.9)	3,095.4
Depreciation and amortization (excluding multi-client surveys)	(653.4)	(28.6)	(586.9)	(41.7)	—	(1,310.6)	(754.5)	(16.9)	(193.5)	(66.4)	—	(1,031.3)
Depreciation and amortization of multi-client surveys	—	—	(369.5)	—	—	(369.5)	—	—	(565.8)	—	—	(565.8)
Operating income	(674.5)	(235.8)	(204.0)	25.9	(69.2)	(1,157.6)	(653.8)	(234.9)	215.1	142.6	(166.5)	(697.5)
Share of income in companies accounted for under equity method (1)	21.7	—	(0.3)	—	—	21.4	(76.1)	—	(5.6)	—	—	(81.7)
Earnings before interest and tax (2)	(652.8)	(235.8)	(204.3)	25.9	(69.2)	(1,136.2)	(729.9)	(234.9)	209.5	142.6	(166.5)	(779.2)
Capital expenditures (excluding multi-client surveys) (3)	34.3	—	73.2	23.1	15.0	145.6	104.3	—	115.0	59.1	3.5	281.9
Investments in multi-client surveys, net cash	—	—	284.6	—	—	284.6	—	—	583.3	—	—	583.3
Capital employed	0.7	0.1	2.5	0.6	—	3.9	1.2	(0.2)	3.5	0.7	—	5.2
Total identifiable assets	0.9	0.3	2.9	0.8	0.1	5.0	1.5	—	3.8	1.0	0.2	6.5

(1)	Share of operating results of companies accounted for under equity method were U.S.$38.3 million and U.S.$(68.2) million for the year ended December 31, 2015 and 2014, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amounted to U.S.$19.1 million and U.S.$40.5 million, respectively, for the year ended December 31, 2015, compared to U.S.$241.9 million and U.S.$160.2 million, respectively, for the year ended December 31, 2014.

For the year ended December 31, 2015, Contractual Data Acquisition EBIT includes:

(i)	U.S.$(365.0) million of marine goodwill depreciation;

(ii)	U.S.$(110.0) million relating to impairment of marine equipment;

(iii)	U.S.$(33.0) million relating to other intangible assets impairment;

(iv)	U.S.$(10.9) million relating to tangible assets impairment.

For the year ended December 31, 2014, Contractual Data Acquisition EBIT included:

(i)	U.S.$(415.0) million of marine goodwill depreciation;

(ii)	U.S.$(64.7) million relating to tangible assets impairment;

(iii)	U.S$(107.0) million impairment of our investment in the SBGS JV (Seabed Geosolutions BV) accounted for under equity method.

For the year ended December 31, 2015 and 2014, respectively, Non-Operated Resources EBIT included U.S.$(207.8) million and U.S.$(218.0) million related to the Transformation Plan.

For the year ended December 31, 2015, GGR EBIT also includes:

(i)	U.S.$(438.8) million related to GGR CGUs goodwill depreciation;

(ii)	U.S.$(41.8) million impairment of multi-client surveys;

(iii)	U.S.$(11.2) million impairment of intangibles assets.

For the year ended December 31, 2014, GGR EBIT included a U.S.$(113.0) million impairment of multi-client surveys notably in Brazil (2007-2009 surveys) and North Sea.

For the year ended December 31, 2014, Equipment EBIT included a U.S.$(21.7) million impairment of intangible assets.

For the year ended December 31, 2015, “eliminations and other” includes U.S.$(38.6) million of general corporate expenses and U.S.$(30.6) million of intra-group margin. For the year ended December 31, 2014, “eliminations and other” included U.S.$(65.5) million of general corporate expenses and U.S.$(101.0) million of intra-group margin.

(3)	Capital expenditures included capitalized development costs of U.S.$(41.5) million and U.S.$(56.8) million for the year ended December 31, 2015 and 2014, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

	Three months ended December 31,
	2015						2014 (restated)
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total
Revenues from unaffiliated customers	110.2	—	384.6	94.2	—	589.0	208.5	—	489.1	208.6	—	906.2
Inter-segment revenues	4.2	—	—	8.3	(12.5)	—	1.4	—	—	10.3	(11.7)	—
Operating revenues	114.4	—	384.6	102.5	(12.5)	589.0	209.9	—	489.1	218.9	(11.7)	906.2
Depreciation and amortization (excluding multi-client surveys)	(40.2)	(14.9)	(28.5)	(10.5)	—	(94.1)	(510.6)	(4.3)	(37.4)	(11.3)	—	(563.6)
Depreciation and amortization of multi-client surveys	—	—	(192.1)	—	—	(192.1)	—	—	(282.3)	—	—	(282.3)
Operating income	(68.9)	(184.8)	101.1	0.1	(13.1)	(165.6)	(501.7)	(117.9)	63.3	55.3	(31.4)	(532.4)
Share of income in companies accounted for under equity method (1)	(5.3)	—	(0.3)	—	—	(5.6)	(39.1)	—	(2.7)	—	—	(41.8)
Earnings before interest and tax (2)	(74.2)	(184.8)	100.8	0.1	(13.1)	(171.2)	(540.8)	(117.9)	60.6	55.3	(31.4)	(574.2)
Capital expenditures (excluding multi-client surveys) (3)	2.5	—	20.5	6.5	3.3	32.8	14.1	—	30.2	11.2	(12.8)	42.7
Investments in multi-client surveys, net cash	—	—	66.2	—	—	66.2	—	—	101.2	—	—	101.2

(1)	Share of operating results of companies accounted for under equity method were U.S.$4.2 million and U.S.$(36.3) million for the three months ended December 31, 2015 and 2014, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amounted to U.S.$21.1 million and U.S.$15.5 million, respectively, for the three months ended December 31, 2015, compared to U.S.$110.8 million and U.S.$69.0 million, respectively, for the three months ended December 31, 2014.

For the three months ended December 31, 2015, Contractual Data Acquisition EBIT includes U.S.$(16.3) million relating to impairment of marine equipment and other intangible assets.

For the three months ended December 31, 2014, Contractual Data Acquisition EBIT included:

(i)	U.S.$(415.0) million of marine goodwill depreciation;

(ii)	U.S.$(38.6) million relating to impairment of marine equipment mainly;

For the three months ended December 31, 2015, and 2014, respectively, Non-Operated Resources EBIT included U.S.$(170.4) million and U.S.$(113.6) million related to the Transformation Plan.

For the three months ended December 31, 2015, and 2014, respectively, GGR EBIT included U.S.$(41.8) million and U.S.$(76.2) related to impairment of multi-client surveys.

For the three months ended December 31, 2015, “eliminations and other” includes U.S.$(11.6) million of general corporate expenses and U.S.$(1.5) million of intra-group margin. For the three months ended December 31, 2014, “eliminations and other” included U.S.$(22.0) million of general corporate expenses and U.S.$(9.4) million of intra-group margin.

(3)	Capital expenditures included capitalized development costs of U.S.$(12.4) million and U.S.$(13.8) million for the three months ended December 31, 2015 and 2014, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,
Amounts in millions of U.S.$	2015	2014
OPERATING
Net income (loss)	(1,446.2)	(1,146.6)
Depreciation and amortization	1,310.6	1,031.3
Multi-client surveys depreciation and amortization	369.5	565.8
Depreciation and amortization capitalized in multi-client surveys	(72.8)	(130.0)
Variance on provisions	98.5	116.1
Stock based compensation expenses	3.1	6.1
Net gain (loss) on disposal of fixed and financial assets	(27.2)	(7.3)
Equity income (loss) of investees	(21.4)	81.7
Dividends received from investments in companies under equity method	5.1	30.7
Other non-cash items	(3.0)	44.8
Net cash including net cost of financial debt and income tax	216.2	592.6
Less net cost of financial debt	178.5	200.6
Less income tax expense	77.0	123.8
Net cash excluding net cost of financial debt and income tax	471.7	917.0
Income tax paid	(19.2)	(22.9)
Net cash before changes in working capital	452.5	894.1
- change in trade accounts and notes receivables	76.8	7.6
- change in inventories and work-in-progress	53.2	40.3
- change in other current assets	25.7	12.8
- change in trade accounts and notes payable	(144.1)	(73.4)
- change in other current liabilities	(33.5)	(36.3)
Impact of changes in exchange rate on financial items	(22.5)	19.1
Net cash provided by operating activities	408.1	864.2
INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(145.6)	(281.9)
Investment in multi-client surveys, net cash	(284.6)	(583.3)
Proceeds from disposals of tangible and intangible assets	46.2	7.8
Total net proceeds from financial assets	4.4	21.5
Acquisition of investments, net of cash and cash equivalents acquired	(19.3)	(8.1)
Variation in loans granted	(27.8)	(50.0)
Variation in subsidies for capital expenditures	(0.7)	(0.9)
Variation in other non-current financial assets	4.1	1.4
Net cash used in investing activities	(423.3)	(893.5)
FINANCING
Repayment of long-term debt	(231.6)	(1,288.1)
Total issuance of long-term debt	466.0	1,382.3
Lease repayments	(8.2)	(8.8)
Change in short-term loans	(2.1)	(0.8)
Financial expenses paid	(153.8)	(144.0)
Net proceeds from capital increase
- from shareholders	—	0.1
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	(7.5)	(43.2)
Net cash provided by (used in) financing activities	62.8	(102.5)
Effects of exchange rates on cash	(21.4)	(8.7)
Impact of changes in consolidation scope	—	(30.4)
Net increase (decrease) in cash and cash equivalents	26.2	(170.9)
Cash and cash equivalents at beginning of year	359.1	530.0
Cash and cash equivalents at end of period	385.3	359.1

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 3rd, 2016	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO